Filed by ECARX Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: COVA Acquisition Corp.

Commission File No.: 001-40012

ECARX Bolsters Executive Leadership Team

Experienced Leaders will Accelerate ECARX’s Technology Development and
Product Roll-Out, Strategic Acquisitions and Investments, and Global
Expansion

London -- Oct. 11, 2022 -- ECARX Holdings, Inc. ("ECARX"), a global mobility tech company, today announced the appointments of Ramesh Narasimhan as Chief Financial Officer, Peter Cirino as Chief Operating Officer and Andrew Winterton as General Counsel.

Today’s news builds on recent momentum for the company, including a strategic collaboration with AMD to work on an in-vehicle computing platform for next generation electric vehicles, and a partnership with Luminar to enable advanced safety and automated driving capabilities in the production of consumer vehicles and commercial trucks. In May of 2022, ECARX announced its merger agreement with COVA Acquisition Corp. (“COVA”) that values ECARX at $3.82 billion pro forma equity value, or pre-money equity value of $3.4 billion.

ECARX transforms vehicles into seamlessly integrated information, communications, and transportation devices – essential for the development of connected, automated, and electrified mobility. ECARX works alongside global brands in a highly integrated way from the early stages in the product cycle to identify trends and plan, pilot, and test differentiated solutions that enable and enhance the onboard experience. Today, more than 3.7 million vehicles are equipped with ECARX technologies.

“These exceptional leaders bring decades of experience to support ECARX as we expand to serve the fast-changing automotive industry and capture share in the large, growing market for connected cars,” said ECARX Chairman and Chief Executive, Ziyu Shen. “Each will play an instrumental role as we lead the shift toward fully electric vehicle platforms and remain focused on delivering value to all stakeholders. I am proud of how these appointments highlight our ability to attract world-class talent that will drive long-term, sustainable growth.”

Mr. Ramesh Narasimhan, Chief Financial Officer, is a highly experienced finance, marketing, sales, and strategy executive who has worked closely with OEMs, distributors, and retail businesses across the global automotive industry. Previously, Mr. Narasimhan served as Chief Financial Officer for Al Futtaim, a multi-billion-dollar automotive distribution and retailing company. Prior to that, he joined Nissan Australia and New Zealand as CFO and subsequently served as President and MD for the Philippines and Thailand, managing both manufacturing and distribution. Before that, he held several senior financial roles with Ford Motor Company.

Mr. Peter Cirino, Chief Operating Officer, has more than 25 years of experience leading major automotive technology and electronics organizations across the Americas, Europe, and Asia. Most recently, Mr. Cirino led Aptiv’s connection systems business in the Americas. Prior to Aptiv, he drove a major strategic change leading A123 Systems, an emerging lithium-ion battery business operating across China, Europe, and North America. Mr. Cirino began his career with TE Connectivity delivering results in both operational and business development roles across the Americas and Asia.

Mr. Andrew Winterton, General Counsel, brings more than 20 years of experience advising private and listed companies in the transportation and mobility sectors. He has served as Group General Counsel and Company Secretary of Flit Technologies (subsidiary of Groupe Renault) and held Head of Legal positions within ANI Technologies and, most recently, Didi Chuxing.

About ECARX

ECARX is transforming vehicles into seamlessly integrated information, communications, and transportation devices. It is shaping the interaction between people and cars by rapidly advancing the technology at the heart of smart mobility. ECARX's current core products include infotainment head units (IHU), digital cockpits, vehicle chip-set solutions, a core operating system and integrated software stack. Beyond this, ECARX is developing a full-stack automotive computing platform.

Over the last three years, ECARX's technology has been integrated into more than 3.7 million cars worldwide. ECARX was founded in 2017 and has since grown to close to 2,000 team members. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group (Geely), one of the largest automotive groups in the world that holds ownership interest and investment in international brands such as Lotus, Lynk & Co, Polestar, smart and Volvo Cars.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to COVA and ECARX.

All statements other than statements of historical fact contained in this communication are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of COVA and ECARX, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of COVA and ECARX believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of COVA and ECARX caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by ECARX with the SEC and other documents filed by COVA or ECARX from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Neither COVA nor ECARX can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from COVA shareholders or satisfy other closing conditions in the merger agreement, the occurrence of any event that could give rise to the termination of the merger agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by COVA public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by ECARX with the SEC and those included under the heading “Risk Factors” in the final prospectus of COVA dated February 4, 2021 and in its subsequent filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by COVA or ECARX, their respective directors, officers or employees or any other person that COVA or ECARX will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of COVA and ECARX as of the date of this communication. Subsequent events and developments may cause those views to change. However, while COVA and ECARX may update these forward-looking statements in the future, COVA and ECARX specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of COVA and ECARX as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, ECARX will file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) that will include a prospectus with respect to ECARX’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of COVA to vote on the proposed transaction. Shareholders of COVA and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about COVA and ECARX and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of COVA as of a record date to be established for voting on the proposed transaction. Once available, shareholders of COVA will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: COVA Acquisition Corp., 1700 Montgomery Street, Suite 240, San Francisco, CA 94111. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

COVA and ECARX and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of COVA and their ownership is set forth in COVA’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of COVA’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to COVA Acquisition Corp., 1700 Montgomery Street, Suite 240, San Francisco, CA 94111.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of COVA or ECARX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

SOURCE ECARX Holdings, Inc.